Exhibit 99.3

For Immediate Release: August 30, 2023

Attention: Business Editors

VERSABANK REPORTS CONTINUED STRONG RESULTS FOR THIRD QUARTER 2023 HIGHLIGHTED BY 75% YEAR-OVER-YEAR GROWTH IN NET INCOME AND 90% YEAR-OVER-YEAR GROWTH IN EPS

– Digital Banking Operations Increasingly Benefitting from Operating Leverage with Continued Strong Growth in Loan Portfolio –

All amounts are unaudited and in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our third quarter 2023 (“Q3 2023”) unaudited Interim Consolidated Financial Statements for the period ended July 31, 2023 and Management’s Discussion and Analysis ("MD&A"), are available online at www.versabank.com/investor-relations, SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations.

LONDON, ON/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the third quarter of fiscal 2023 ended July 31, 2023. All figures are in Canadian dollars unless otherwise stated.

CONSOLIDATED AND SEGMENTED FINANCIAL SUMMARY

(unaudited)	As at or for the three months ended					As at or for the nine months ended
(thousands of Canadian dollars, except per share amounts)	July 31 2023	April 30 2023	Change	July 31 2022	Change	July 31 2023	July 31 2022	Change
Financial results
Total revenue	$26,859	$26,685	1%	$21,239	26%	$79,462	$58,140	37%
Cost of funds(1)	3.62%	3.27%	11%	1.94%	87%	3.30%	1.49%	121%
Net interest margin(1)	2.57%	2.78%	(8%)	2.76%	(7%)	2.72%	2.64%	3%
Net interest margin on loans(1)	2.69%	2.99%	(10%)	3.07%	(12%)	2.89%	3.04%	(5%)
Net income	10,003	10,263	(3%)	5,720	75%	29,683	16,229	83%
Net income per common share basic and diluted	0.38	0.38	0%	0.20	90%	1.10	0.56	96%
Balance sheet and capital ratios
Total assets	$3,980,845	$3,729,393	7%	$3,075,343	29%	$3,980,845	$3,075,343	29%
Book value per common share(1)	13.55	13.19	3%	12.14	12%	13.55	12.14	12%
Common Equity Tier 1 (CET1) capital ratio	11.15%	11.21%	(1%)	12.51%	(11%)	11.15%	12.51%	(11%)
Total capital ratio	15.10%	15.37%	(2%)	17.05%	(11%)	15.10%	17.05%	(11%)
Leverage ratio	8.53%	8.83%	(3%)	10.38%	(18%)	8.53%	10.38%	(18%)

(1) See definitions under ‘Non-GAAP and Other Financial Measures' in the Q3 2023 Management’s Discussion and Analysis.

(thousands of Canadian dollars)
for the three months ended	July 31, 2023				April 30, 2023				July 31, 2022
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments		Banking		Adjustments
Net interest income	$24,929	$-	$-	$24,929	$24,609	$-	$-	$24,609	$20,062	$-	$-	$20,062
Non-interest income	101	2,020	(191)	1,930	122	2,146	(192)	2,076	12	1,206	(41)	1,177
Total revenue	25,030	2,020	(191)	26,859	24,731	2,146	(192)	26,685	20,074	1,206	(41)	21,239

Provision for (recovery of) credit losses	171	-	-	171	237	-	-	237	166	-	-	166
	24,859	2,020	(191)	26,688	24,494	2,146	(192)	26,448	19,908	1,206	(41)	21,073

Non-interest expenses:
Salaries and benefits	5,891	1,562	-	7,453	6,930	1,499	-	8,429	5,600	1,168	-	6,768
General and administrative	4,257	380	(191)	4,446	3,131	377	(192)	3,316	5,217	343	(41)	5,519
Premises and equipment	610	370	-	980	612	369	-	981	610	319	-	929
	10,758	2,312	(191)	12,879	10,673	2,245	(192)	12,726	11,427	1,830	(41)	13,216

Income (loss) before income taxes	14,101	(292)	-	13,809	13,821	(99)	-	13,722	8,481	(624)	-	7,857

Income tax provision	3,999	(193)	-	3,806	3,991	(532)	-	3,459	2,099	38	-	2,137

Net income (loss)	$10,102	$(99)	$-	$10,003	$9,830	$433	$-	$10,263	$6,382	$(662)	$-	$5,720

Total assets	$3,971,781	$25,485	$(16,421)	$3,980,845	$3,719,592	$25,559	$(15,758)	$3,729,393	$3,076,611	$21,796	$(23,064)	$3,075,343

Total liabilities	$3,609,832	$29,123	$(23,153)	$3,615,802	$3,366,614	$29,057	$(22,797)	$3,372,874	$2,725,820	$24,794	$(21,919)	$2,728,695

HIGHLIGHTS FOR THE THIRD QUARTER OF FISCAL 2023

Consolidated

●

Consolidated total revenue increased 26% year-over-year and 1% sequentially to a record $26.9 million, driven by higher net interest income resulting primarily from continuing strong loan growth and increased contribution from DRT Cyber Inc. (“DRTC”) year-over-year;

●

Consolidated net income increased 75% year-over-year and decreased 3% sequentially to $10.0 million. The year-over-year increase was primarily due to higher revenue, which was driven primarily by strong loan growth (30%) as non-interest expenses declined (3%), as well as an increased contribution from DRTC.  The sequential decrease was primarily due to temporary compression of net interest margin resulting from higher rates paid on term deposits during the quarter amidst temporarily elevated rates in the term deposit market in Canada, which were impacted by the period of liquidity concerns related to the US banking sector, as well as a smaller recognition of a deferred tax asset related to DRT Cyber compared to the outsized amount in the second quarter of 2023;

●

Consolidated earnings per share increased 90% year-over-year to $0.38 due to higher net income, as well as the positive impact of the purchase and cancellation of VersaBank’s common shares through its Normal Course Issuer Bid (“NCIB”).  Consolidated earnings per share was unchanged sequentially;

●

The Bank purchased and cancelled 79,562 common shares under its NCIB in the current quarter, bringing the total number of common shares purchased through the NCIB as at July 31, 2023 to 1,516,658; and,

●

The Bank continues to advance the process seeking approval of its proposed acquisition of OCC-chartered US bank, Stearns Bank Holdingford N.A., and expects a decision with respect to approval of its application from US regulators during autumn 2023. If favourable, the Bank will proceed toward completion of the acquisition as soon as possible, subject to Canadian regulatory (OSFI) approval.

Digital Banking Operations

●

Loans increased 30% year-over-year and 7% sequentially to a record $3.66 billion, driven primarily by growth in the Bank’s Point-of-Sale (“POS”) Financing portfolio, which increased 39% year-over-year and 9% sequentially;

●

Total revenue increased 25% year-over-year and 1% sequentially to a record $25.0 million, driven primarily by growth of the POS Financing portfolio, which was offset by the temporary compression of net interest margin as described below;

●

Net interest margin on loans decreased 38 bps, or 12%, year-over-year and decreased 30 bps, or 10%, sequentially to 2.69%. Net interest margin on loans was dampened by higher rates paid on term deposits during the quarter amidst temporarily elevated rates in the term deposit market in Canada, which were impacted by the period of liquidity concerns related to the US banking sector;

●	Net interest margin decreased 19 bps year-over-year, or 7%, and decreased 21 bps, or 8%, sequentially to 2.57%;
●

Provision for credit losses as a percentage of average loans remained negligible at 0.02%, compared with a 12-quarter average of -0.01%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks; and,

●

Efficiency ratio (excluding DRTC) improved year-over-year to 43% (down from 57%) attributable to revenue growth (25%) and a decline non-interest expense (6%) over the same period. On a sequential basis, efficiency ratio was unchanged.

DRTC’s Cybersecurity Services Operations (Digital Boundary Group)

●

Revenue for the Cybersecurity Services component of DRTC (Digital Boundary Group, or DBG) increased 10% year-over-year to $2.4 million due to higher service engagements, while gross profit increased 52% to $1.8 million due to improved operational efficiency.  Sequentially, however, revenue and gross profit for Digital Boundary Group decreased 8% and 6%, respectively, due to lower service engagements. DBG’s gross profit amounts are included in DRTC’s consolidated revenue which is reflected in non-interest income in VersaBank’s consolidated statements of income and comprehensive income.  DBG remained profitable on a standalone basis within DRTC.

MANAGEMENT COMMENTARY

“The third quarter of fiscal 2023 was once again highlighted by strong growth in profitability as we increasingly benefited from the operating leverage in our business with the steady expansion of our loan portfolio,” said David Taylor, President and Chief Executive Officer, VersaBank.  “30% year-over-year growth in our loan portfolio, driven predominantly by expansion of our innovative Point-of-Sale Financing portfolio, generated 75% year-over-year growth in net income, which, with our continued participation in our share buyback program, drove a 90% year-over-year increase in earnings per share for the quarter, and a 96% year-over-year increase for the year to date.”

“VersaBank’s unique branchless, partner-based, digital banking model continues to prove itself in terms of operating leverage, efficiency, return on common equity and risk mitigation that remain unmatched in the North American banking industry.  As we continue to experience strong and steady growth in our Canadian loan portfolio, we look forward to the significant additional upside from the broad launch of our innovative Receivable Purchase Program in the United States should we receive approval for our proposed acquisition of a national, OCC-chartered bank. We continue to progress towards a decision by US regulators, which we are optimistic will be received during autumn of this year.  And we continue to be encouraged by the receptiveness of the market to our unique financing alternative by both current and prospective US partners under our initial limited roll out.”

FINANCIAL REVIEW

Consolidated

Net Income – Net income for the third quarter of fiscal 2023 was $10.0 million, or $0.38 per common share (basic and diluted), compared with $10.3 million, or $0.38 per common share (basic and diluted) last quarter and $5.7 million, or $0.20 per common share (basic and diluted), for the same period of fiscal 2022. The year-over-year increase was due primarily to higher revenue, which was driven by strong loan growth, increased contribution from DRTC, as well as lower non-interest expense attributable to various cost control activities.  Net income for the third quarter was dampened by compression of net interest margin during the quarter resulting from higher rates paid on term deposits during the quarter amidst temporarily elevated rates in the term deposit market in Canada, which were impacted by the period of liquidity concerns related to the US banking sector.  In addition to lower net interest margin, the slight sequential decrease in net income was also due to the smaller recognition of a deferred tax asset related to DRTC compared to the outsized amount in the second quarter of 2023.

Capital – At July 31, 2023, VersaBank’s total regulatory capital was $460 million compared with $455 million last quarter and $438 million a year ago. The Bank’s total capital ratio at July 31, 2023 was 15.10%, compared 15.37% last quarter and 17.05% a year ago, due primarily to growth in the Bank’s loan portfolio as it deployed excess capital into income generating assets.

Digital Banking Operations

Net Interest Margin – Net interest margin (or spread) for the quarter was 2.57% compared to 2.78% last quarter and 2.76% for the same period of fiscal 2022. The year-over-year and sequential decreases were due primarily to the temporary compression of net interest margin on loans due to higher rates paid on term deposits during the quarter amidst temporarily elevated rates in the term deposit market in Canada, which were impacted by the period of liquidity concerns related to the US banking sector. The year-over-year decrease was also impacted by a shift in the Bank’s funding mix.

Net Interest Margin on Loans – Net interest margin on loans for the quarter was 2.69% compared to 2.99% last quarter, and 3.07% for the same period of fiscal 2022. The year-over-year and sequential decreases were due primarily to the variables discussed in the Net Interest Margin section above. Year-to-date net interest margin on loans was 2.89% compared to 3.04% for the same period a year ago.

Net Interest Income – Net interest income for the quarter increased to a record $24.9 million from $24.6 million last quarter and $20.1 million for the same period of fiscal 2022. The increases were due primarily to higher net interest income earned on higher lending assets and the redeployment of available cash into higher-yielding, low-risk securities offset, partially by higher interest expense attributable to higher deposit balances.

Non-Interest Expenses – Non-interest expenses for the quarter were $10.8 million compared with $10.7 million last quarter and $11.4 million for the same period of fiscal 2022. The year-over-year decrease was due primarily to lower capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations and lower insurance premiums relative to the premiums paid during the comparative period attributable to VersaBank’s listing on the Nasdaq in September 2021, offset partially by higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank and higher costs attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank. The slight sequential increase was due primarily to higher professional fees attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank and seasonal corporate activities specific to the quarter, offset partially by lower salary and benefits amounts attributable to lower estimates related to performance-based obligations.

Provision for/Recovery of Credit Losses – Provision for credit losses for the quarter was $171,000 compared to a provision for credit losses of $237,000 last quarter and a provision for credit losses of $166,000 for the same period of fiscal 2022. The sequential decrease was due primarily to changes in the forward-looking information used by the Bank in its credit risk models and changes in the Bank’s lending asset mix, offset partially by higher lending asset balances.  The year-over-year increase was due primarily to higher lending asset balances and changes in the forward-looking information used by the Bank in its credit risk models, offset partially by and changes in the Bank’s lending asset mix.  Provision for credit losses as a percentage of average loans was 0.02%, compared with a 12-quarter average of -0.01%.

Credit Quality – The Bank’s allowance for expected credit losses, (“ECL”) at July 31, 2023 was $2.7 million compared with $2.5 million last quarter and $1.7 million a year ago. The sequential and year-over-year increases were due primarily to the factors set out in the Provision for/Recovery of Credit Losses section above. VersaBank’s Provision for Credit Losses ratio continues to be one of the lowest in the Canadian banking industry, reflecting the very low risk profile of the Bank’s lending portfolio, enabling it to generate superior net interest margins by offering innovative, high-value deposit and lending solutions that address unmet needs in the banking industry through a highly efficient partner model.  Given that the vast majority of the Bank’s CRE portfolio is composed of loans and mortgages for residential use properties, it has very limited exposure to the commercial real estate market.

Lending Operations: POS Financing – POS Financing portfolio balances for the quarter increased 9% sequentially and 39% year-over-year to $2.8 billion due primarily to continued strong demand for home improvement/HVAC and transportation equipment receivable financing.

Lending Operations: Commercial Lending – The Commercial Lending portfolio for the quarter increased 1% sequentially and 8% year-over-year to $870 million.

Deposit Funding – Cost of funds for the third quarter was 3.62%, an increase of 35 bps sequentially and 168 bps year-over-year due primarily to higher rates paid on term deposits during the quarter with the year-over-year increase also impacted by a shift in the Bank’s funding mix. Management expects that commercial deposit volumes raised via VersaBank’s Trustee Integrated Banking program will continue to grow over the remainder of fiscal 2023 due to increased volumes of consumer and commercial bankruptcy and proposal restructuring proceedings, due primarily to the impact of a higher interest rate environment.  In addition, VersaBank continues to pursue growth and expansion of its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates (term deposits). The Bank’s current deposit channels remain an efficient, reliable and diversified source of funding providing ample access to reasonably priced deposits in volumes that comfortably support the Bank’s liquidity requirements. Substantially all of the Bank’s deposit volumes raised through these channels are eligible for CDIC insurance.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

DRTC revenue (including that from services provided to the Digital Banking operations) decreased 6% sequentially and increased 67% year-over-year to $2.0 million, due primarily to the timing of service engagements. DRTC recorded a net loss of $99,000 compared to net income of $433,000 last quarter and a net loss of $662,000 a year ago. The year-over-year improvement was due primarily to higher revenues attributable to higher gross profit from DBG, which was partially offset by higher non-interest expenses attributable to higher salary and benefits expense due to higher staffing levels established to support expanded business activity. The sequential decrease was due primarily to the recognition of an outsized $530,000 deferred tax asset in the comparative period associated with DRTC’s non-capital loss carry forwards which are anticipated to be applied to future taxable earnings.

DBG revenue decreased 8% sequentially while gross profit decreased 6% due to lower service engagements in the current quarter. DRTC’s DBG revenue increased 10% year-over-year to $2.4 million due to higher service engagements, while gross profit increased 52% to $1.8 million due to improved operational efficiency in the current quarter. DBG’s gross profit amounts are included in DRTC’s consolidated revenue which is reflected in non-interest income in VersaBank’s consolidated statements of income and comprehensive income.

FINANCIAL HIGHLIGHTS

(unaudited)	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Results of operations
Interest income	$60,089	$34,177	$163,245	$84,745
Net interest income	24,929	20,062	73,812	54,189
Non-interest income	1,930	1,177	5,650	3,951
Total revenue	26,859	21,239	79,462	58,140
Provision for credit losses	171	166	793	246
Non-interest expenses	12,879	13,216	37,940	35,619
Digital Banking	10,758	11,427	31,600	30,936
DRTC	2,312	1,830	6,914	4,807
Net income	10,003	5,720	29,683	16,229
Income per common share:
Basic	$0.38	$0.20	$1.10	$0.56
Diluted	$0.38	$0.20	$1.10	$0.56
Dividends paid on preferred shares	$247	$247	$741	$741
Dividends paid on common shares	$648	$687	$1,962	$2,061
Yield*	6.19%	4.70%	6.02%	4.13%
Cost of funds*	3.62%	1.94%	3.30%	1.49%
Net interest margin*	2.57%	2.76%	2.72%	2.64%
Net interest margin on loans*	2.69%	3.07%	2.89%	3.04%
Return on average common equity*	11.15%	6.57%	11.24%	6.36%
Book value per common share*	$13.55	$12.14	$13.55	$12.14
Efficiency ratio*	48%	62%	48%	61%
Efficiency ratio - Digital Banking*	43%	57%	43%	57%
Return on average total assets*	1.00%	0.75%	1.07%	0.75%
Provision for credit losses as a % of average loans*	0.02%	0.03%	0.03%	0.01%
	as at
Balance Sheet Summary
Cash	$87,726	$84,214	$87,726	$84,214
Securities	182,944	133,682	182,944	133,682
Loans, net of allowance for credit losses	3,661,672	2,814,121	3,661,672	2,814,121
Average loans	3,540,564	2,632,199	3,327,175	2,458,586
Total assets	3,980,845	3,075,343	3,980,845	3,075,343
Deposits	3,328,017	2,475,063	3,328,017	2,475,063
Subordinated notes payable	101,585	98,706	101,585	98,706
Shareholders' equity	365,043	346,648	365,043	346,648
Capital ratios**
Risk-weighted assets	$3,047,172	$2,568,678	$3,047,172	$2,568,678
Common Equity Tier 1 capital	339,894	321,386	339,894	321,386
Total regulatory capital	460,065	437,912	460,065	437,912
Common Equity Tier 1 (CET1) ratio	11.15%	12.51%	11.15%	12.51%
Tier 1 capital ratio	11.60%	13.04%	11.60%	13.04%
Total capital ratio	15.10%	17.05%	15.10%	17.05%
Leverage ratio	8.53%	10.38%	8.53%	10.38%
* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q3 2023 Management’s Discussion and Analysis.
** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economy in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains and markets; the impact of potential new variants of COVID-19; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2022.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

Conference Call

VersaBank will be hosting a conference call and webcast today, Wednesday, August 30, 2023, at 9:00 a.m. (EDT) to discuss its third quarter results, featuring a presentation by David Taylor, President & CEO, and other VersaBank executives, followed by a question and answer period.

Dial-in Details

Toll-free dial-in number:	1 (888) 664-6392 (Canada/US)
Local dial-in number:	(416) 764-8659

Please call between 8:45 a.m. and 8:55 a.m. (EDT).

To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at https://emportal.ink/3rLc7HG to receive an instant automated call back.

Webcast Access: For those preferring to listen to the conference call via the Internet, a webcast of Mr. Taylor’s presentation will be available via the internet, accessible here https://app.webinar.net/X4D8Z7Pa7pq or from the Bank’s web site.

Instant Replay

Toll-free dial-in number:	1 (888) 390-0541 (Canada/US)
Local dial-in number:	(416) 764-8677
Passcode:	344926#
Expiry Date:	September 30th, 2023, at 11:59 p.m. (EDT)

The archived webcast presentation will also be available via the Internet for 90 days following the live event at https://app.webinar.net/X4D8Z7Pa7pq and on the Bank’s web site.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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